[redacted]

11016359

n.a. 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 28 2011

Washington, DC
110

SEC FILE NUMBER
8- 52877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2700 North MilitaryTrail, Suite 200
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vincent Butkevits (561) 416-5876
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road, Suite 540 (Address) Boca Raton (City) FL (State) 33434 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

340

OATH OR AFFIRMATION

I, Vincent Butkevits, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVB Financial Group, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOY S. WATFORD
MY COMMISSION # DD 935243
EXPIRES: November 6, 2013
Bonded Thru Notary Public Underwriters

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Member
JVB Financial Group, LLC

We have audited the accompanying statement of financial condition of JVB Financial Group, LLC as of December 31, 2010, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 22, 2011

JVB FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 87,945
Marketable Securities, at market value	31,947,407
Other receivables	276,417
Due from affiliates	10,504
Prepaid expenses	337,460
Clearing deposit	100,000
Total assets	$ 32,759,733

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Securities sold, not yet purchased, at market value	$ 4,501,471
Due to clearing organization, net	17,655,415
Commissions and wages payable	997,923
Accounts payable	47,569
Accrued expenses	169,182
Total liabilities	23,371,560
Member's equity	9,388,173
Total liabilities and member's equity	$ 32,759,733

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

Revenues:	
Commissions	$ 1,191
Proprietary trading	22,706,260
Interest	2,319,075
Unrealized gain (loss) on marketable securities	(293,265)
Other	76,080
Total revenues	24,809,341
Expenses:	
Compensation and benefits	15,559,103
Clearing costs	920,329
Regulatory fees	145,690
Trading platforms	874,503
Communication costs	1,536,991
Interest expense	1,746,988
Insurance cost	130,349
Professional fees	407,111
Rent	515,687
Other expenses	1,396,277
Total expenses	23,233,028
Net income	$ 1,576,313

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

Balance, January 1, 2010	$ 9,667,600
Distributions to members	(1,497,205)
Capital contribution	300,000
Capital redemption	(658,535)
Net income	1,576,313
Balance, December 31, 2010	$ 9,388,173

See accompanying notes to financial statements.

JVB FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activites:	
Net income	$ 1,576,313
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized (gain) loss on marketable securities	293,265
Changes in assets and liabilities:	
(Increase) decrease in:	
Prepaid expenses	(76,975)
Other deposits	5,500
Other receivables	(157,635)
Marketable securities	(15,902,961)
Increase (decrease) in:	
Commissions and wages payable	(642,854)
Payable to clearing organization	17,096,434
Accounts payable	35,516
Accrued expenses	(410,523)
Net cash provided by operating activities	1,816,080
Cash flows from investing activites:	
Net cash provided by (used in) investing activities	-
Cash flows from financing activites:	
Capital Contribution	300,000
Capital Redemption	(658,535)
Distributions to members	(1,497,205)
Net cash used in financing activities	(1,855,740)
Net decrease in cash	(39,660)
Cash, beginning of year	127,605
Cash, end of year	$ 87,945
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 1,746,988

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

JVB Financial Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Florida Limited Liability Company that is a wholly-owned subsidiary of JVB Financial Holdings, LLC.

All customer accounts are cleared though Pershing LLC a subsidiary of The Bank of New York.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

The Company generates commission income from sales and purchases of bonds on behalf of customers. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Marketable Securities

Marketable securities held at year-end consist of trading securities, which are reported at fair value with unrealized gains or losses included in earnings.

Income Taxes

As a limited liability company, the Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on his distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2010.

Fair Value of Financial Instruments

We adopted the fair value guidelines issued by the FASB on July 1, 2007. The guidelines defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is a relevant measurement attribute.

Valuation techniques for fair value are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our best estimate, considering all relevant information. These valuation techniques involve some level of management estimation and judgment. The valuation process to determine fair value also includes making appropriate adjustments to the valuation model outputs to consider risk factors.

The fair value hierarchy of our inputs used in the determination of fair value for assets and liabilities during the current period consists of three levels. Level 1 inputs are comprised of unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. Level 2 inputs include quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 3 inputs incorporate our own best estimate of what market participants would use in pricing the asset or liability at the measurement date where consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. If inputs used to measure an asset or liability fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

December 31, 2010

Description	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
Marketable securities, at market value	$ 31,947,407	$ 31,947,407
Securities sold, not yet purchased, at market value	$ 4,501,471	$ 4,501,471

NOTE 3 – RELATED PARTY TRANSACTIONS

A related company through common ownership and management provides management and consulting services to the Company. In connection with the management agreement, the Company incurred management fee expenses of $234,669 for the year ended December 31, 2010. The Company also incurred expenses for rent to this related party in the amount of approximately $515,000 for the year ended December 31, 2010.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $5,877,941 which was $5,777,941 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .21 to 1.

NOTE 5 – RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $10,159,810 receivable from their clearing organization at December 31, 2010 which consists primarily of the Company's trading profits and net commissions due from customer trades.

The Company has a $27,815,225 payable to their clearing organization at December 31, 2010 which includes amounts due on cash and margin transactions and is collateralized by securities owned by the Company.

The Company's clearing organization nets the receivable and payable, hence carrying either an amount payable to the Company or amount receivable from the Company. At December 31, 2010 the Company had a net payable due from this clearing organization of $17,655,415.

NOTE 6 – MARKETABLE SECURITIES

Marketable securities, as shown in the accompanying statement of financial condition, consist primarily of federal, state, municipal government and corporate obligations. Their cost and estimated market value at December 31, 2010 are as follows:

	Owned	Securities sold, not yet purchased
Trading securities:		
Cost	$ 32,302,839	$ 4,487,615
Unrealized loss	(355,432)	13,856
	$ 31,947,407	$ 4,501,471

The Company included unrealized losses in the amount of $293,265 in earnings for the year ended December 31, 2010.

NOTE 7 – OTHER RECEIVABLES

Other receivables consist of the following at December 31, 2010:

Short-term loans	$ 248,193
Long-term loans	22,000
Other	6,224
	$ 276,417

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 – FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, marketable securities, receivables, prepaid expenses, deposits and payables approximate fair value based on the short-term maturity of these instruments.

NOTE 10 – RETIREMENT PLAN

The Company maintains a defined contribution plan covering substantially all employees of the Company. Employees who have attained age eighteen and have completed ninety days of service are eligible to become a participant in the plan. The plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (ERISA). The Plan has an agreement with a company to act as investment manager and invest the Plan's assets in various types of funds. Participants can elect to have a percentage of their compensation contributed to the Plan. The Company may contribute a matching contribution to the plan for each participant equal to a percentage of the elective contributions made by the participants. Pension contribution expense was $121,499 for the year ended December 31, 2010. On November 25, 2010, the Plan was terminated.

NOTE 11 –ACCRUED EXPENSES

Accrued expenses consist of the following as of December 31, 2010:

Accrued payroll tax	56,207
Accrued other	112,975
Total Accrued Expenses	$ 169,182

NOTE 12 –CAPITAL REDEMPTION

Effective July 31, 2010 a former member sold all of their units (4 units) in the parent company, JVB Financial Holdings, LLC for $658,535. The full amount was charged to Member's Equity and paid to JVB Financial Holdings, LLC.

NOTE 13 –SUBSEQUENT EVENTS

Effective January 1, 2011, Cohen Brothers, LLC, a subsidiary of Cohen & Company Inc., a leading financial services company specializing in credit-related fixed income investments, completed the acquisition of JVB Financial Holdings, LLC ("JVB"), the parent Company of JVB Financial Group, LLC. The purchase price consisted of $8.1 million in cash, 313,051 shares of Company common stock and 559,020 Cohen Brothers, LLC restricted membership units, plus a cash amount equal to JVB's tangible net worth, which was comprised primarily of JVB's trading portfolio as of December 31, 2010 and was estimated to be $9.8 million.

We have evaluated subsequent events through February 22, 2011, the date the financial statements were available to be issued. There are no significant subsequent events as of that date.

SUPPLEMENTARY INFORMATION

JVB FINANCIAL GROUP, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total member's equity	$	9,388,173
Deductions and/or charges:		
Non-allowable assets:		
Due from affiliate		10,504
Prepaid expenses		337,460
Other receivables		276,417
Total non-allowable assets		624,381
Net capital before haircuts on securities positions		8,763,792
Haircuts on securities:		
Corporate, Federal, State and Municipal government obligations		2,709,712
Undue concentrations		176,139
Total haircuts on securities		2,885,851
Net capital	$	5,877,941
Required minimum capital		100,000
Excess net capital	$	5,777,941

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	1,214,674
Ratio of aggregate indebtedness to net capital		.21 to 1

Reconciliation:

Net capital, per unaudited December 31, 2010 FOCUS report, as filed	$	5,877,941
Net audit adjustments		-
Net capital, per December 31, 2010 audited report, as filed	$	5,877,941

JVB Financial Group, LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com
Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member
JVB Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of JVB Financial Group, LLC for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected.

Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sharb + Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 22, 2011

S&Co.
SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road, Suite 540
Boca Raton, FL 33434
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member
JVB Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation, Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2010, which were agreed to by JVB Financial Group, LLC. ("JVB") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating JVB's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). JVB's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP
Certified Public Accountants

Boca Raton, Florida
February 22, 2011

JVB FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010